Exhibit 99.1

Theratechnologies Draws Down on US$20 Million Second Tranche Under its Term Loan Facility With Affiliates of Marathon Asset Management

Proceeds to Be Used to Redeem All of the Outstanding 5.75% Convertible Unsecured Senior Notes

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 16, 2021 to its short form base shelf prospectus dated December 14, 2021.

Montreal, Canada – June 22, 2023 – Theratechnologies Inc. (“Theratechnologies”, the “Company”, or “we”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced that it drew down on its second tranche of US$20 million under its credit agreement dated July 20, 2022, as amended (the “Credit Facility”), with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager (collectively, “Marathon”).

The net proceeds of this second tranche, approximately US$19,300,000, will be used to redeem all of the issued and outstanding US$27.5 million 5.75% convertible unsecured senior notes due on June 30, 2023 (the “Notes”). The remaining balance will be funded from the Company’s cash on hand.

The Notes were issued under a trust indenture dated as of June 19, 2018, by and among Theratechnologies and Computershare Trust Company of Canada.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A copy of the Credit Facility is available on both SEDAR and EDGAR at the addresses set forth above.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the repayment of all of the outstanding Notes on June 30, 2023. Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: no unforeseen event will occur that would prevent the Company from repaying all of the Notes on June 30, 2023. Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: non-compliance by the Company with the terms and conditions of the Credit Facility, including meeting revenue targets and the liquidity covenant; the occurrence of an event of default under the Credit Facility which would trigger an increase in interest rate of 300 basis points and, at the discretion of Marathon, the accelerated reimbursement of any outstanding amounts drawn under the Credit Facility. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Investor Contact:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

2